EqualLogic, Inc.

110 Spit Brook Road

Building ZKO2

Nashua, New Hampshire 03062

January 29, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Ms. Barbara C. Jacobs

Re:	EqualLogic, Inc.
Registration Statement on Form S-1 (SEC File No. 333-145297)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the Registration Statement on Form S-1 of EqualLogic, Inc (the “Company”) (File Number 333-145297), as amended, and together with all exhibits (the “Registration Statement”), be withdrawn. The Registration Statement was initially filed on August 9, 2007, Amendment No. 1 to the Registration Statement was filed on October 1, 2007, and Amendment No. 2 to the Registration Statement was filed on October 24, 2007.

This withdrawal request is being made because the Company has been acquired by a subsidiary of Dell Inc.  No securities were sold in connection with the offering described in the Registration Statement.

[the next page is the signature page]

If you have any questions regarding this request, please call Jason L. Kropp of WilmerHale, outside counsel to the Company, at (617) 526-6421.

Very truly yours,

/s/ John F. Milton
John F. Milton
General Counsel

cc:	David A. Westenberg, WilmerHale
Jason L. Kropp, WilmerHale